AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2008

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman
President & CEO	Chief Financial Officer
March 25, 2009	March 25, 2009

Auditors’ report

To the Shareholders of
First Majestic Silver Corp.

We have audited the consolidated balance sheets of First Majestic Silver Corp. as at December 31, 2008, and 2007, and the consolidated statements of loss, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
March 31, 2009

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars)

	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	17,424,123	12,835,183
Marketable securities	50,375	-
Accounts receivable	2,116,325	3,365,054
Other receivables (Note 6)	7,212,693	6,600,195
Inventories (Note 7)	4,941,340	2,908,880
Prepaid expenses and other (Note 8)	2,123,881	1,044,753
	33,868,737	26,754,065
MINING INTERESTS (Note 9)
Producing properties	49,933,735	25,167,945
Exploration properties	102,760,230	102,462,552
Plant and equipment	42,127,380	28,903,950
	194,821,345	156,534,447
CORPORATE OFFICE EQUIPMENT (Note 9)	483,050	432,309
DEPOSITS ON LONG-TERM ASSETS AND OTHER (Note 11)	1,986,517	1,282,030
	231,159,649	185,002,851

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	17,324,823	8,532,702
Unearned revenue on silver bullion sales	110,258	-
Vendor liability and interest (Note 10)	13,940,237	13,541,125
Vendor liability on mineral property (Note 9(b))	1,372,973	-
Current portion of arrangement liability	-	388,836
Current portion of capital lease obligations (Note 19)	1,584,477	2,061,464
Employee profit sharing payable (Note 22)	14,801	177,624
Income and other taxes payable (Note 17)	557,634	926,946
	34,905,203	25,628,697
FUTURE INCOME TAXES (Note 17)	30,690,087	31,848,682
CAPITAL LEASE OBLIGATIONS (Note 19)	1,898,396	1,245,194
OTHER LONG TERM LIABILITIES (Note 18)	832,769	1,207,332
ASSET RETIREMENT OBLIGATIONS (Note 20)	5,304,369	2,290,313
	73,630,824	62,220,218

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 13)	196,648,345	145,699,783
SHARE CAPITAL TO BE ISSUED (Note 13(d))	276,495	9,286,155
CONTRIBUTED SURPLUS	23,297,258	17,315,001
ACCUMULATED OTHER COMPREHENSIVE LOSS	(23,216,390)	(15,186,207)
DEFICIT	(39,476,883)	(34,332,099)
	157,528,825	122,782,633
	231,159,649	185,002,851

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 21)
COMMITMENTS (Note 22)

(signed) Keith Neumeyer	Director	(signed) Douglas Penrose	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars, except share amounts)

	2008	2007
	$	$

Revenue (Note 14)	44,324,887	42,924,920

Cost of sales	30,419,415	26,989,300
Amortization and depreciation	3,169,226	2,402,262
Depletion	3,034,137	6,317,134
Accretion of reclamation obligation	200,477	208,448
Mine operating earnings	7,501,632	7,007,776

General and administrative	7,549,079	7,460,903
Stock-based compensation	3,680,111	3,865,689
	11,229,190	11,326,592
Operating loss	(3,727,558)	(4,318,816)

Interest and other expenses	(1,372,768)	(1,169,935)
Investment and other income	1,180,742	1,358,166
Foreign exchange loss	(3,144,654)	(11,299)
Write off of mineral properties	-	(1,703,591)
Loss before taxes	(7,064,238)	(5,845,475)

Income tax - current	136,533	259,392
Income tax (recovery) - future	(2,055,987)	1,125,255
Income tax (recovery) expense	(1,919,454)	1,384,647

NET LOSS FOR THE PERIOD	(5,144,784)	(7,230,122)

Other Comprehensive Income
Effect of changing translation
adjustment method (Note 2)	-	(3,244,350)
Translation adjustment	(7,616,671)	(19,852,359)
Unrealized loss on available for sale securities	(413,512)	-

COMPREHENSIVE LOSS FOR THE PERIOD	(13,174,967)	(30,326,831)

LOSS PER COMMON SHARE
BASIC & DILUTED	$ (0.07)	$ (0.13)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	71,395,164	56,720,099
DILUTED	83,336,455	68,457,839

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars, except share amounts)

						Accumulated
						Other
						Comprehensive		Total
	Share capital			Special	Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Warrants	Surplus	("AOCI") (1)	Deficit	and deficit	Total
		$	$	$	$	$	$	$	$

Balance at December 31, 2006	51,698,630	103,466,619	9,294,020	-	11,720,436	7,910,502	(27,101,977)	(19,191,475)	105,289,600
Net loss	-	-	-	-	-	-	(7,230,122)	(7,230,122)	(7,230,122)
Other comprehensive loss:
Exchange translation adjustment of changing consolidation method for First Majestic Plata	-	-	-	-	-	(3,244,350)	-	(3,244,350)	(3,244,350)
Translation adjustment	-	-	-	-	-	(19,852,359)	-	(19,852,359)	(19,852,359)
Total comprehensive loss								(30,326,831)	(30,326,831)
Adjustment relating to Minera El Pilon transaction	-	-	-	-	(417,317)	-	-	-	(417,317)
Shares issued for:
Exercise of options	1,407,500	3,022,400	-	-	-	-	-	-	3,022,400
Exercise of warrants	2,668,823	6,876,102	-	-	-	-	-	-	6,876,102
First Silver arrangement	1,625	7,865	(7,865)	-	-	-	-	-	-
Acquisition of La Encantada	382,582	2,000,904	-	-	-	-	-	-	2,000,904
Conversion of special warrants	6,883,000	29,221,643	-	(32,138,643)	2,917,000	-	-	-	-
Special warrants issued	-	-	-	32,138,643	-	-	-	-	32,138,643
Stock option expense during the period	-	-	-	-	3,865,689	-	-	-	3,865,689
Wa rrants issued during the period	-	-	-	-	333,443	-	-	-	333,443
Transfer of contributed surplus upon exercise of stock options	-	1,104,250	-	-	(1,104,250)	-	-	-	-
Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	-	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633

Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	-	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633
Net income	-	-	-	-	-	-	(5,144,784)	(5,144,784)	(5,144,784)
Other comprehensive loss:
Translation adjustment	-	-	-	-	-	(7,616,671)	-	(7,616,671)	(7,616,671)
Unrealized loss on marketable securities	-	-	-	-	-	(413,512)	-	(413,512)	(413,512)
Total comprehensive loss								(13,174,967)	(13,174,967)
Shares issued for:
Exercise of options	436,650	1,398,566	-	-	-	-	-	-	1,398,566
Exercise of warrants	7,500	31,875	-	-	-	-	-	-	31,875
First Silver arrangement	1,861,500	9,009,660	(9,009,660)	-	-	-	-	-	-
Public offering, net of issue costs	8,500,000	40,144,471	-	-	-	-	-	-	40,144,471
Stock option expense, net of deferred compensation	-	-	-	-	3,609,247	-	-	-	3,609,247
Warrants issued during the period	-	-	-	-	2,737,000	-	-	-	2,737,000
Transfer of contributed surplus upon exercise of stock options	-	363,990	-	-	(363,990)	-	-	-	-
Balance at December 31, 2008	73,847,810	196,648,345	276,495	-	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825

(1)	AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries, except for the unrealized losses of $413,512 on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Expressed in Canadian dollars)

	2008	2007
	$	$
OPERATING ACTIVITIES
Net income (loss) for the period	(5,144,784)	(7,230,122)
Adjustment for items not affecting cash
Depletion	3,034,137	6,317,134
Depreciation	3,169,226	2,402,262
Stock-based compensation	3,680,111	3,865,689
Accretion of reclamation obligation	200,477	208,448
Unrealized gain on futures contracts	(81,307)	-
Write-down of other assets	240,000	-
Write-down of mineral property interests	-	1,703,591
Future income taxes	(2,055,987)	1,125,255
Other long-term liabilities	(209,085)	-
Unrealized foreign exchange	1,800,823	290,487
	4,633,611	8,682,744
Net change in non-cash working capital items
Decrease (increase) in accounts receivable and other receivables	1,517,537	(2,164,592)
Increase in inventories	(1,571,118)	(1,220,429)
Increase in prepaid expenses and advances	(588,697)	(983,728)
Increase in accounts payable and accrued liabilities	1,218,517	147,418
Increase in unearned revenue	110,258	-
Decrease in employee profit sharing payable	(162,823)	(116,365)
Decrease in taxes receivable and payable	(369,312)	(173,839)
Increase in vendor liability and interest	399,112	-
Increase in vendor liability on mineral property	1,372,973	-
	6,560,058	4,171,209
INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)	(24,485,036)	(18,895,126)
Additions to plant and equipment (net of accruals)	(14,921,672)	(11,841,594)
Increase in derivative financial instruments	(127,153)	-
Increase in silver futures contract deposits	(363,278)	-
Increase in deposits on long term assets and other	(704,487)	-
Increase in restricted cash securitizing vendor liability (Note 10)	(13,940,237)	-
Acquisition costs of Minera La Encantada less cash acquired	-	(3,798,900)
	(54,541,863)	(34,535,620)
FINANCING ACTIVITIES
Issuance of common shares and warrants net of issue costs	41,574,912	11,002,752
Issuance of special warrants, net of issue costs	-	29,221,643
Payment of short-term vendor liability	-	(13,341,380)
Payment of short-term Arrangement liability	(388,836)	(388,836)
Payment of capital lease obligations	(2,551,752)	-
Payment of liability for acquisition of Desmin	-	(1,165,300)
	38,634,324	25,328,879
DECREASE IN CASH AND CASH EQUIVALENTS	(9,347,481)	(5,035,532)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(3,816)	-

CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	12,835,183	17,870,715
UNRESTRICTED CASH	3,483,886	12,835,183
RESTRICTED CASH (Note 10)	13,940,237	-
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	17,424,123	12,835,183

CASH AND CASH EQUIVALENTS IS COMPRISED OF:		-
Cash	495,168	521,201
Short-term deposits	2,988,718	12,313,982
Restricted cash	13,940,237	-
	17,424,123	12,835,183
Interest paid	883,307	1,039,418
Income taxes paid	135,847	-
NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 23)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in México. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the latter part of the year ended December 31, 2008, there was a significant decline in the spot and forward prices of silver and other commodities and access to the capital markets significantly tightened. In 2009, there has been some recovery in the silver price and on March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940 (Note 24(c)). In addition, $13.9 million of the Company’s cash is restricted pending the outcome of the litigation described in Note 10. Ultimately, the Company’s ability to continue as a going concern is dependent on maintaining sustained profitable operations and/or obtaining funds from other sources as required for capital developments. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc. (“First Silver”), as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V., (“First Majestic Plata”), Minera El Pilon, S.A. de C.V., (“El Pilon”), and Minera La Encantada, S.A. de C.V. (“La Encantada”). The prior balances of Desmin, S.A. de C.V. were amalgamated into La Encantada on January 1, 2008, with no gain or loss on the amalgamation. First Silver underwent a wind up and distribution of assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 10. Inter-company balances and transactions are eliminated on consolidation.

Measurement Uncertainties

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, income tax provisions, stock-based compensation, the determination of the fair value of assets acquired in business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions. Cash and cash equivalents include $13.9 million of restricted cash as described in Note 10.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Finished product, ore in process and stockpile are valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal by-product. Materials and supplies are valued at the lower of cost and net realizable value.

Mineral Property Interests

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production.

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at their initial value and amortized over the mineral property’s useful life based on a units-of-production method.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Currencies

(i) Foreign Currency Transactions

The currency of measurement for the Company’s Mexican operating subsidiaries is the Mexican peso. Transaction amounts denominated in foreign currencies (currencies other than the Mexican peso) are translated into Mexican pesos at exchange rates prevailing on the transaction dates. Carrying value of foreign currency denominated monetary assets and liabilities are translated into the currency of measurement at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the exchange rates in effect at the time of the transactions. Exchange gains and losses arising from the translation of these items are included in operations.

(ii) Subsidiary Financial Statements

The financial statements of Mexican subsidiaries are translated to Canadian dollars using the current rate method. In August 2007, the Company changed the method by which it translated the accounts of First Majestic Plata. The operations of First Majestic Plata changed from integrated to self-sustaining and commercial operations of the La Parrilla Silver Mine experienced a change in the functional currency from the Canadian dollar to the Mexican peso. As a result, the current rate method was adopted and replaced the temporal method. The translation loss of $3,244,350 attributable to current rate translation of non-monetary items as of the date of the change is included as an element of the exchange gains and losses and as a separate component of accumulated other comprehensive income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the straight line method over the following useful lives:

Computer equipment	3 years straight-line
Automobile	5 years straight-line
Office equipment	5 years straight-line
Mine and mill equipment	10 years straight-line
Buildings	20 years straight-line

Construction in progress costs are not amortized until the related asset is complete, ready for use and utilized in commercial production.

Revenue Recognition

Revenue from the sale of silver is recorded in the Company’s accounts when title transfers to the customer, which generally occurs on the date the shipment is received, when collection is reasonably assured, and when the price is reasonably determinable. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counterparties. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal price changes are recorded on final settlement. By-product revenue is included as a component of sales.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Unearned Revenue

Unearned revenue is recorded when cash has been received from customers prior to shipping of the related silver coins, ingots and bullion products.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment at least annually, and when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value exceeds its fair value is charged to earnings.

Loss Per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

Stock-based Compensation

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and stock-based awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant and is calculated using the Black-Scholes Option Pricing Model. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is transferred to share capital. The effect of forfeitures of stock-based compensation is recorded as an adjustment to stock-based compensation expense in the period the option is forfeited.

Derivatives

The Company may periodically use foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and commodity prices. Derivative financial instruments are recorded on the Company’s balance sheet at their fair values with changes in fair values recorded in the results of operations during the period in which the change occurred.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company’s net investment in self-sustaining foreign operations.

Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”).

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Recognition and Measurement and Hedges

Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the statement of loss. Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company’s consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Other than temporary unrealized losses on available-for-sale, financial assets are recognized in the statement of income or loss. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

The Company has designated its financial assets and liabilities as follows:

•	Cash and cash equivalents	Held-for-trading
•	Marketable securities	Available-for-sale
•	Accounts receivable and other receivables	Loans and receivables
•	Derivative financial instruments	Held-for-trading
•	Accounts payable and accrued liabilities	Other financial liabilities
•	Vendor liabilities	Other financial liabilities
•	Employee profit sharing	Other financial liabilities
•	Debt obligations	Other financial liabilities
•	Capital lease obligations	Other financial liabilities

Comparative Figures

Certain comparative figures have been reclassified to conform with the classifications used in 2008.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Changes in Accounting Policies

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

The Company adopted CICA Section 3031, Inventories, on January 1, 2008. This section provides further guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of the new standard did not have a material impact on the Company’s results of operations or financial position.

Recent Pronouncements

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

(i)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start- up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

(ii)

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted. The Company is currently assessing the impact of these new standards.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. The Company will continue to monitor changes in IFRS during implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting.

3. MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2007.

The Company’s capital structure consists of shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. As a result of the funding received subsequent to year end, the Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months.

4. FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells its silver primarily to one international organization with a strong credit rating, payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.1 million as at December 31, 2008, a significant portion which is past due. The Company expects to recover the full amount.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. The Company does not have any committed loan facilities. As at December 31, 2008, the Company has outstanding accounts payable and accrued liabilities of $17.3 million which are generally payable in 90 days or less.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940 (see Note 24(c)). Although, the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company has an obligation regarding its purchase of First Silver Reserve (“FSR”) to make a final installment payment of $13,341,380, due on May 30, 2008, and to make simple interest payments at 6% per annum, payable quarterly on the outstanding vendor balance. In November 2007, an action was commenced by the Company and FSR against the previous majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President and Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer of FSR, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory requirements owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pending resolution of the litigation set out above, the Company has withheld payment of quarterly installments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 totaling $598,857 to the previous Majority Shareholder, and has maintained a reserve of cash in the amount of such installments. The Company has withheld payments of the final installment and interest, combined to a total of $13,940,237 due May 30, 2008 until such litigation has been resolved, and such date is presently not determinable. The Company filed on July 22, 2008 an irrevocable Letter of Credit with the Supreme Court of British Columbia as security for this matter.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

The Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$3,814,049	$1,815,197	$1,998,852	$-	$-
Purchase Obligations (1)	5,984,323	5,984,323	-	-	-
Vendor Liability on Mineral Property (2)	1,372,973	1,372,973	-	-	-
Total Contractual Obligations (3)	$11,171,345	$9,172,493	$1,998,852	$-	$-

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project.

(2)	Vendor liability on mineral property totalling US$1,121,160 on the Quebradillas Mine at La Parrilla.

(3)	Amounts a bove do not include payments related to the Company's future asset retirement obligations (see Note 20), nor do they i nclude a ccounts payable a nd accrued liabilities of $17.3 million.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead and zinc. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use other derivative instruments to hedge its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise fixed rate debt instruments and capital leases with terms to maturity ranging up to three years.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2008.

	Reasonably possible changes
	$US Denominated Silver Commodity Price	$US /Peso Exchange Rate	Peso/$CDN Exchange Rate	Market interest rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 basis points
Net Income (1)	$5,196,932	$2,604,453	$2,557,372	$43,560
Other Comprehensive Income(1)	$-	$-	$440,923	$-

(1)

These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities, employee profit sharing payable, capital lease obligations and vendor liability.

Marketable securities and derivative instruments are carried at fair value.  The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities, unearned revenue, employee profit sharing payable and capital lease obligations approximate their carrying value due to the short term nature of these items.  The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10.

5. RESTRICTED CASH

On July 22, 2008, the Company secured its outstanding vendor liability (Note 10) by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. The Letter of Credit is revolving with annual expiry on July 22.  The cash and short term investments earn market rates of interest from which the 0.5% per annum cost of the Letter of Credit is deducted and the net interest remitted to the Company. The Restricted Cash is segregated from operating cash as the funds are not accessible by the Company pending the litigation described in Note 10.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

6. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	2008	2007
	$	$
Value added ta xes recoverable	6,109,943	4,467,782
Other taxes recoverable	406,536	1,286,967
Interest receivable	188,111	16,325
Advances to employees	67,240	11,288
Advances to s uppliers	440,863	421,535
Other	-	396,298
	7,212,693	6,600,195

7. INVENTORIES

Inventories consist of the following:

	2008	2007
	$	$
Silver coins and bullion	247,368	-
Finished product - Doré and concentrates	1,342,550	1,321,004
Ore in process	196,169	246,289
Stockpile	1,631,625	-
Materials and supplies	1,523,628	1,341,587
	4,941,340	2,908,880

8. PREPAID EXPENSES AND OTHER

As at December 31, 2008, the Company had futures contracts for the receipt of 100,000 ounces of silver at a price of US$10.305 per ounce and sold call options for 50,000 ounces at US$13.00 per ounce. The Company provides deposits in connection with these contracts. The fair value of these contracts and deposits at December 31, 2008 was $490,431 (2007-$nil).

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

9. MINING INTERESTS

Expenditures incurred on mining interests, net of accumulated depletion, are as follows:

	2008			2007
		Accumulated			Accumulated
		depreciation			depreciation
		and			and
	Cost	depletion	Net	Cost	depletion	Net
	$	$	$	$	$	$
Mining properties	167,130,756	14,436,791	152,693,965	138,832,672	11,202,175	127,630,497
Plant and equipment	48,271,432	6,144,052	42,127,380	31,133,655	2,229,705	28,903,950
	215,402,188	20,580,843	194,821,345	169,966,327	13,431,880	156,534,447

A summary of the net book value of mining properties is as follows:

	2008					2007
		Non-		Plant and
	Depletable	Depletable	Subtotal	Equipment	Total	Total
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	6,645,503	-	6,645,503	18,320,120	24,965,623	10,086,394
La Parrilla (b)	16,606,554	-	16,606,554	16,022,373	32,628,927	24,517,121
San Martin (c)	26,681,678	-	26,681,678	7,784,887	34,466,565	19,468,380
	49,933,735	-	49,933,735	42,127,380	92,061,115	54,071,895
Exploration properties
La Encantada (a)	-	2,858,043	2,858,043	-	2,858,043	1,728,689
La Parrilla (b)	-	8,722,897	8,722,897	-	8,722,897	4,717,254
San Martin (c) (1)	-	77,582,247	77,582,247	-	77,582,247	87,749,359
Candamena	-	-	-	-	-	700,000
Del Toro (d) (2)	-	11,881,557	11,881,557	-	11,881,557	6,804,780
Cuitaboca (e)	-	1,715,486	1,715,486	-	1,715,486	762,470
	-	102,760,230	102,760,230	-	102,760,230	102,462,552

	49,933,735	102,760,230	152,693,965	42,127,380	194,821,345	156,534,447

(1)

This includes properties acquired from First Silver and held by Minera El Pilon. The properties are located in the San Martin de Bolaños region, as well as in Jalisco State (the Jalisco Group of Properties).

(2)	The ore from Del Toro is processed via the La Parrilla Silver Mine.

A summary of plant and equipment is as follows:

	2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	19,541,421	1,221,301	18,320,120	9,451,422	301,669	9,149,753
La Parrilla Silver Mine	18,590,746	2,568,373	16,022,373	14,763,264	1,063,330	13,699,934
San Martin Silver Mine	10,139,265	2,354,378	7,784,887	6,918,969	864,706	6,054,263
Used in Mining Operations	48,271,432	6,144,052	42,127,380	31,133,655	2,229,705	28,903,950
Corporate office equipment	712,525	229,475	483,050	528,865	96,556	432,309
	48,983,957	6,373,527	42,610,430	31,662,520	2,326,261	29,336,259

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

9. MINING INTERESTS (continued)

Details by specific assets are as follows:

		2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,302,273	-	2,302,273	2,309,428	-	2,309,428
Automobile	427,817	140,703	287,114	266,020	41,256	224,764
Buildings	6,250,748	399,982	5,850,766	5,971,902	182,714	5,789,188
Machinery and equipment	27,744,172	5,053,327	22,690,845	21,898,609	1,922,611	19,975,998
Computer equipment	566,511	239,162	327,349	372,549	91,386	281,163
Office equipment	600,413	447,405	153,008	219,127	62,625	156,502
Leasehold improvements	320,304	92,949	227,355	308,183	25,669	282,514
Construction in progress	10,771,720	-	10,771,720	316,702	-	316,702
	48,983,958	6,373,528	42,610,430	31,662,520	2,326,261	29,336,259

Mineral property options paid and future option payments are due as follows:

	Note 9(d)	Note 9(e)
	Del Toro	Cuitaboca	Total
	US$	US$	US$
Paid as at December 31, 2008	5,887,500	925,000	6,812,500
Payable as at March 31, 2009	-	-	-
Payable May 25, 2009	-	250,000	250,000
Payable June 6, 2009	37,500	-	37,500
Payable as at June 30, 2009	37,500	250,000	287,500
Payable as at September 30, 2009	37,500	250,000	287,500
Payable November 25, 2009	-	275,000	275,000
Payable December 6, 2009	62,500	-	62,500
Payable as at December 31, 2009	100,000	525,000	625,000
Payable in 2010 and beyond	225,000	1,050,000	1,275,000
Total Future Option Payments	325,000	1,575,000	1,900,000

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

9. MINING INTERESTS (continued)

(a) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern México approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz de Boquillas del Cármen, is 45 kilometres away via dirt road. The La Encantada Silver Mine consists of a 1,000 tonnes per day flotation plant, an airstrip, and other facilities, including a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine.

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca connected mines, the San Marcos Mine and the Quebradillas Mine, located approximately 65 kilometres southeast of the city of Durango, México. It includes mining equipment, a 420 tonne-per-day cyanidation plant, a 420 tonne-per-day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

During the year ended December 31, 2008, the Company amended payment terms to an optionor regarding the outstanding payments as at December 31, 2008 on the Quebradillas Mine. In regards to the aggregate of US$749,000 which was previously payable in 2008, the Company has agreed to make a series of payments in 2009 totaling US$1,121,160 (Cdn$1,372,973) which includes interest calculated at a rate of the three month LIBOR plus 3%.

There is a net smelter royalty (“NSR”) of 1.5% of sales revenue from the Quebradillas Mine to a maximum of US$2,500,000 and an option to purchase the NSR at any time for US$2,000,000. The Company has paid US$69,000 (2007 – US$nil) relating to royalties.

(c) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, México. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 950 tonnes per day cyanidation mill, flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

9. MINING INTERESTS (continued)

(d) Del Toro Silver Mine (formerly referred as the “Chalchihuites Group of Properties”), Zacatecas State

The Del Toro Silver Mine, formerly referred as the Chalchihuites Group of Properties, is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of a 320 contiguous hectare land package which covers the Perseverancia area and the San Juan area. In 2004, the Company signed several option agreements which covered a total land area of 487 hectares located in the Chalchihuites Mining District, in the municipality of Chalchihuites, located 150 km to the northwest of Zacatecas City in the Western portion of Zacatecas State. In January 2007, the Company exercised its option to acquire the San Juan Silver Mine, and in June 2007 exercised its option to acquire the Perseverancia Silver Mine. During the year ended December 31, 2007, the Company acquired 100 hectares of surface rights covering the area surrounding the San Juan area.

In September 2007, the Company took 100% ownership of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package.

Regarding the final US$2 million purchase payment due June 8, 2007, US$1 million was paid in June 2007 and the balance was released from trust on May 13, 2008 upon registration of the property concessions in the name of the Company with the Mexican mining registry.

In March 2008, the Company paid and executed one outstanding option agreement, entered into on August 29, 2005, to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three-year period (US$65,000 paid) during the year ended December 31, 2008. A finder’s fee in the aggregate of $7,365 was paid to a director of the Company.

(e) Cuitaboca Silver Project, Sinaloa State

The Cuitaboca Silver Project, located in the State of Sinaloa, México, consists of an option to acquire a 5,134 hectare land package. This option was acquired in May 2006 through the acquisition of First Silver and its wholly owned subsidiary, El Pilon.

During the year ended December 31, 2008, the Company paid US$375,000 (2007 – US$275,000) related to mineral property options. The Company has an option agreement dated November 25, 2004 with Consorcio Minero Latinamericano, S.A. de C.V., a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims covering 3,718 hectares located in the State of Sinaloa, México. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010 (US$925,000 paid as at December 31, 2008). A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

10. VENDOR LIABILITY AND INTEREST

First Majestic's aggregate purchase price of $53,365,519, on acquisition of First Silver Reserves Inc. (“FSR”) in May 2006, was payable to the Majority Shareholder in three instalments. The first instalment of $26,682,759, representing 50% of the purchase price, was paid on closing of the acquisition on May 30, 2006. An additional 25% instalment of $13,341,380, was paid on May 30, 2007, the first anniversary of the closing. The final 25% instalment of $13,341,380 was due on May 30, 2008, the second anniversary of the closing of the acquisition. Simple interest at 6% per annum, is payable quarterly on the outstanding vendor balance.

In November 2007, an action was commenced by the Company and FSR against the majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President & Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pending resolution of the litigation set out above, the Company has withheld payments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 to the previous Majority Shareholder. The Company is withholding payment of the final instalment of $13,341,380 due May 30, 2008 and the above interest payments, an amount totalling $13,940,237. On July 22, 2008, the Company posted an irrevocable Letter of Credit with the Supreme Court of British Columbia pending the outcome which is not anticipated for at least one year or until such litigation has been resolved.

On March 14, 2008, a statement of defence and counter-claim was filed in respect of the action commenced by the Company. Pursuant to the counterclaim, a claim has been made for payment of an aggregate of $598,857 in respect of interest payments due under the share purchase agreement dated April 3, 2006, which the Company has withheld under such agreement. The Majority Shareholder further claims unquantified damages, costs and interest. The Company believes that the issues raised in the counterclaim will turn on the success of the Company's action against the defendant; however, the outcome of this litigation is not presently determinable.

11. DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	2008	2007
	$	$
Property payment, Del Toro (Note 9(d))	-	991,565
Deposit on services	-	216,923
Deposit on equipment	1,986,517	73,542
	1,986,517	1,282,030

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

12. ACQUISITION OF MINERA LA ENCANTADA S.A. DE C.V.

In December 2006, the Company signed a letter of agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. (“La Encantada”), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. for the purchase price of US$3,250,000 and a 4% NSR. La Encantada’s primary asset is the La Encantada Silver Mine in Coahuila State, México. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing on March 20, 2007. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares at a value of $5.23 per share and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. The warrants were valued at $333,443 using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 4.02%, estimated volatility of 72%, expected life of 2 years and expected dividend yield of 0%).

The final allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

Consideration:	$
Cash paid (US$3,250,000)	3,798,900
382,582 common shares issued	2,037,249
Fair value of 191,291 s hare purchase warrants issued	333,444
6,169,593
Allocation of purchase price:
Net working capital	-
Proven and Probable Mineral Reserves i n Production	3,061,300
Plant and equipment	7,300,268
Asset retirement obligation	(2,327,800)
Future i ncome taxes	(1,864,175)
6,169,593

The final determination of the fair value of the La Encantada’s assets and liabilities acquired is based on the fair value of the assets acquired which includes an independent valuation for certain assets and liabilities, and an independent purchase price allocation assessment.

In January 2008, La Encantada was amalgamated into Desmin with both companies continuing forward as Minera La Encantada S.A. de C.V.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

13. SHARE CAPITAL

(a) Authorized - unlimited number of common shares without par value

Issued	Year ended December 31, 2008		Year ended December 31, 2007
	Shares	$	Shares	$
Balance - beginning of the period	63,042,160	145,699,783	51,698,630	103,466,619
Issued during the period
For cash:
Exercise of options	436,650	1,398,566	1,407,500	3,022,400
Exercise of warrants	7,500	31,875	2,668,823	6,876,102
Public offering of units (i)	8,500,000	40,144,471	-	-
For exercise of special warrants (ii)	-	-	6,883,000	29,221,643
For First Silver Arrangement (Note 13(d))	1,861,500	9,009,660	1,625	7,865
For acquisition of La Encantada (Note 12)	-	-	382,582	2,000,904
Transfer of contributed surplus for
stock options exercised	-	363,990	-	1,104,250
Balance - end of the period	73,847,810	196,648,345	63,042,160	145,699,783

(i)

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,500,000 Units at an issue price of $5.35 per Unit for net proceeds to the Company of $40,144,471. Each Unit consisted of one common share in the capital of the Company and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one additional Common Share at a price of $7.00 expiring on March 25, 2010. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 Common Shares (the "Option Shares") at a price of $5.07 per Option Share and up to an additional 637,500 Warrants at a price of $0.56 per Warrant. The underwriters did not exercise their option to purchase any Option Shares, but did acquire the 637,500 Warrants (see Note 13(c)).

(ii)

On May 10, 2007, the Company completed a public offering with a syndicate of underwriters who purchased 6,883,000 Special Warrants at a price of $5.00 per Special Warrant for net proceeds to the Company of $29,221,643. Each Special Warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole share purchase warrant was exercisable at a price of $6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing. The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 Special Warrants.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

13. SHARE CAPITAL (continued)

(b) Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the 2008 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the year ended December 31, 2008, are as follows:

	Year Ended December 31, 2008			Year Ended December 31, 2007
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life
Balance, beginning of the period	5,892,500	4.04	2.75 years	5,052,500	3.30	2.34 years
Granted	2,672,500	2.93	3.67 years	2,680,000	4.50	3.83 years
Exercised	(436,650)	3.20	0.51 years	(1,407,500)	2.15	0.22 years
Forfeited or expired	(1,265,850)	3.05	0.45 years	(432,500)	4.32	0.34 years

Balance, end of the period	6,862,500	3.84	2.78 years	5,892,500	4.04	2.75 years

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

13. SHARE CAPITAL (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2008:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
3.28	12,500	12,500	June 13, 2009
4.32	630,000	630,000	December 6, 2009
5.50	200,000	200,000	February 1, 2010
4.64	75,000	56,250	June 1, 2010
4.17	100,000	75,000	August 8, 2010
3.72	30,000	22,500	September 24, 2010
3.98	20,000	13,750	October 17, 2010
4.45	660,000	495,000	October 30, 2010
4.34	50,000	37,500	November 1, 2010
4.42	25,000	18,750	November 12, 2010
4.34	200,000	150,000	December 5, 2010
4.42	50,000	25,000	February 20, 2011
4.65	100,000	50,000	March 25, 2011
4.19	30,000	15,000	April 26, 2011
4.02	100,000	50,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	130,000	32,500	July 4, 2011
4.15	300,000	75,000	July 28, 2011
3.62	735,000	183,750	August 28, 2011
1.60	200,000	50,000	October 8, 2011
1.27	125,000	31,250	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
4.65	25,000	25,000	June 20, 2012
4.34	925,000	693,750	December 5, 2012
3.62	100,000	25,000	August 28, 2013
1.44	240,000	60,000	November 10, 2013
1.56	550,000	137,500	December 17, 2013

	6,862,500	4,415,000

During the year ended December 31, 2008, the Company granted stock options to directors, officers and employees to purchase 2,672,500 shares of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $3,680,111 has been recorded as an expense in the year ended December 31, 2008 relating to all stock options.

The weighted average fair value of stock options issued at the date of grant was $1.05 per share during the year ended December 31, 2008 (2007 - $1.39) .

The fair value of stock options granted in the period is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2008	2007
Risk-free interest rate	2.4%	4.0%
Estimated volatility	64.9%	56.3%
Expected life	2.35 years	1.7 years
Expected dividend yield	0%	0%

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

13. SHARE CAPITAL (continued)

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c) Share Purchase Warrants

The changes in share purchase warrants for the year ended December 31, 2008 are as follows:

	Year ended December 31, 2008			Year ended December 31, 2007
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Term to	Number of	Exercise Price	Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the period	5,845,240	5.66	0.89 years	8,766,271	4.02	1.12 years
Issued (i) (ii)	4,887,500	7.00	2.00 years	3,632,791	6.52	1.32 years
Exercised	(7,500)	4.25	0.86 years	(2,668,823)	2.58	0.33 years
Cancelled or expired	(5,646,449)	5.62	0.00 years	(3,884,999)	4.89	0.00 years
Balance, end of the period	5,078,791	6.99	1.19 years	5,845,240	5.66	0.89 years

(i)

On March 25, 2008, the Company issued 4,250,000 warrants exercisable at a price of $7.00 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8.5 million unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector implied volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $2.38 million was credited to contributed surplus.

(ii)

On April 4, 2008, the Company issued 637,500 warrants exercisable at a price of $7.00 per share exercisable for a period of two years under the over-allotment option in connection with the March 25, 2008 public offering. Each warrant entitles the holder to acquire one additional common share at a price of $7.00 until March 25, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector implied volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $357,000 was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at December 31, 2008:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
6.81	191,291	March 20, 2009
7.00	4,887,500	March 25, 2010
	5,078,791

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

13. SHARE CAPITAL (continued)

(d) Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve, Inc. and its San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic. Under the terms of the plan of arrangement (the “Arrangement”), First Majestic acquired the remaining First Silver shares in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment of $2.165 per share of First Silver.

The former shareholders of First Silver had until December 13, 2006 to deposit their completed Letters of Transmittal and to elect to receive either cash or shares of First Majestic. At December 31, 2006, the former shareholders of First Silver tendered 718,404 common shares of First Silver for cash, and another 9,583,813 shares of First Silver were tendered for shares of First Majestic. The remaining 3,840,504 shares of First Silver not tendered for either cash or shares of First Majestic may now only be tendered for shares of First Majestic.

At December 31, 2006, the Company recorded $9,294,020 as share capital to be issued, representing 1,920,252 shares of First Majestic issuable in exchange for 3,840,504 shares of First Silver not tendered for cash and not yet tendered for First Majestic shares by the former shareholders of First Silver. During 2007 the prior shareholders of First Silver were issued 1,625 shares in exchange for 3,250 shares of First Silver. In 2008 the prior shareholders of First Silver were issued a further 1,861,500 shares in exchange for 3,723,000 shares of First Silver. At December 31, 2008, the prior shareholders of First Silver had not yet exchanged a remaining 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

14. REVENUES

Details of the components of revenue are as follows:

	Years Ended
	December 31,
	2008		2007
	$	%	$	%
Gross revenues - silver Doré bars and concentrates	56,102,459	100.0%	45,837,983	100.0%
Less: refining, smelting and transportation charges	(11,777,572)	21.0%	(2,913,063)	6.4%
Net revenue	44,324,887	79.0%	42,924,920	93.6%

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

15. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company:

a)	incurred $248,025 (2007 - $197,696) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $310,920 (2007 - $478,206) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in México pursuant to a consulting agreement.

c)

incurred $8,010,843 (2007 - $1,728,222) of service fees with a mining services company sharing our premises in Durango México. This related party provides management services and pays mining contractors who provide services at the Company’s mines in México. Of the fees incurred, $3,122,130 was unpaid at December 31, 2008 (December 31, 2007 - $94,724). This relationship was terminated in February 2009.

d)	incurred $7,365 (2007 - $254,742) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to the Del Toro Silver Mine.

e)	provided a loan of US$30,000 (2007-$nil) to a director of the Company. This loan was fully repaid subsequent to December 31, 2008.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

16. SEGMENTED INFORMATION

The Company considers that it has three operating segments all of which are located in México, and one corporate segment with locations in Canada and México. The El Pilon operations consist of the San Martin Silver Mine, the San Martin property, the Cuitaboca Silver Project and the Jalisco Group of Properties. The First Majestic Plata operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below.

		Year ended December 31, 2008

		First Majestic		Corporate
	El Pilon	Plata	La Encantada	and other
	operations	operations	operations	eliminations	Total
	$	$	$	$	$
Silver s ales	11,707,631	15,090,853	17,145,790	380,613	44,324,887
Cost of sales	10,083,947	11,345,291	8,613,007	377,170	30,419,415
Amortization, depreciation and accretion	1,280,949	1,467,927	620,827	-	3,369,703
Depletion	1,544,162	737,087	752,888	-	3,034,137
Mine operating earnings (loss)	(1,201,427)	1,540,548	7,159,068	3,443	7,501,632
Net interest, other income (expense) and foreign exchange	(2,209,177)	(2,883,908)	(1,363,857)	3,120,262	(3,336,680)
Income tax (recovery) expense	27,030	(897,488)	87,976	(1,136,972)	(1,919,454)
Net income (loss)	(3,437,634)	(445,872)	5,707,235	(6,968,513)	(5,144,784)
Capital expenditures	12,003,673	19,636,692	16,299,105	173,844	48,113,314
Total assets	118,741,809	58,033,744	33,087,571	21,296,525	231,159,649

		Year ended December 31, 2007

		First Majestic		Corporate
	El Pilon	Plata	La Encantada	and other
	operations	operations	operations	eliminations	Total
	$	$	$	$	$
Silver sales	16,365,358	11,455,068	15,104,494	-	42,924,920
Cost of sales	12,276,345	8,110,761	6,602,194	-	26,989,300
Amortization, depreciation and accretion	991,000	859,951	666,241	93,518	2,610,710
Depletion	5,392,958	747,648	176,528	-	6,317,134
Mine operating earnings (loss)	(2,294,946)	1,736,707	7,659,533	(93,518)	7,007,776
Net interest, other income (expense) and foreign exchange	(75,529)	98,771	(898,321)	1,052,011	176,932
Income tax (recovery) expense	(548,007)	1,158,106	774,548	-	1,384,647
Net income (loss)	(3,460,404)	(4,176,781)	5,490,100	(5,083,037)	(7,230,122)
Capital expenditures	4,089,862	18,762,747	17,757,365	424,562	41,034,536
Total assets	117,199,424	46,404,153	22,060,269	(660,995)	185,002,851

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

17. INCOME TAXES

The Company has approximately $17.8 million (2007 - $14.8 million) of non-capital losses that may be available for future tax purposes and expire commencing 2009 through 2028. The Company has capital losses available for deduction against future capital gains of $4.1 million (2007 - $0.5 million) that may be available for tax purposes in Canada. These capital losses may be carried forward indefinitely. Management believes that uncertainty exists regarding the realization of these future tax assets and therefore a valuation allowance has been recorded.

In addition, subject to certain restrictions, the Company has tax pools of approximately $47.6 million available to offset future taxable income in México.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007
	$	$
Combined federal and provincial income tax rate	31.00%	34.12%

Income tax benefit computed at Canadian statutory rates	2,189,914	1,994,476
Foreign tax rates different from statutory rates	(127,363)	(109,488)
Non-deductible expenses	(2,106,551)	(4,916,662)
Change in valuation allowance	2,032,710	705,842
Other	(69,256)	941,185
	1,919,454	(1,384,647)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2008	2007
	$	$
Future income tax assets
Net tax losses carried forward	16,446,519	7,578,741
Other assets/liabilities	1,511,108	1,032,285
Share issue costs	1,684,688	1,549,472
Capital losses	529,968	-
Valuation allowance	(6,886,775)	(4,854,065)
Net future income tax assets	13,285,508	5,306,433
Future income tax liabilities
Excess of carrying value of mineral property assets over tax value	(43,975,595)	(37,155,115)
Future income tax liabilities, net	(30,690,087)	(31,848,682)

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

18. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $832,769 (2007-$1,207,332).

19. CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company entered into lease commitments with a mining equipment supplier for US$11.2 million of equipment to be delivered during 2007 and 2008. The Company committed to pay 35% within 30 days of entering into the leases, 15% on arrival of the equipment, and the remaining 50% in quarterly payments over a period of 24 months from delivery, financed at 9% interest over the term of the lease. In December 2008, the Company negotiated a restructuring of the outstanding principal balance of US$2,884,655 plus 9% interest to February 1, 2009, to be paid over twenty four monthly payments commencing February 1, 2009 with interest payable at 9% on the outstanding principal balance and secured by a guarantee from First Majestic (the parent company).

The following is a schedule of future minimum lease payments under the capital leases at December 31, 2008:

	$US	$CA
2009 Gross lease payments	1,482,277	1,815,197
2010 Gross lease payments	1,511,289	1,850,724
2011 Gross lease payments	120,960	148,128
	3,114,526	3,814,049
Less: interest	(270,436)	(331,176)
Total payments, net of interest	2,844,090	3,482,873
Less: current portion	(1,293,873)	(1,584,477)
Capital Lease Obligation	1,550,217	1,898,396

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

20. ASSET RETIREMENT OBLIGATIONS

	Year ended	Year ended
	December 31, 2008	December 31, 2007
	$	$
Balance, beginning of the period	2,290,313	3,898,085
Amounts a ssumed on a cquistions	-	2,305,800
Effect of change in estimates	2,979,726	(3,493,413)
Interest a ccretion	200,477	208,448
Effect of translation of foreign currencies	(166,147)	(628,607)
	5,304,369	2,290,313

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	2008	2007
	Date	$	$
La Encantada Silver Mine	2018	1,865,674	307,271
La Parrilla Silver Mine	2022	1,609,602	360,000
San Martin Silver Mine	2016	1,829,093	1,623,042
		5,304,369	2,290,313

During the year ended December 31, 2008, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $7.27 million (US$5.94 million), which has been discounted using a credit adjusted risk free rate of 8.5%, of which $2.46 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.31 million of the obligation relates to the San Martin Silver Mine, and $2.51 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

21. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Canada whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. Although unlikely, the maximum potential remittance is approximately $4.0 million however the Company believes it has substantial defences to any claims.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

22. COMMITMENTS

The Company has to make certain option payments as described in Note 9, in connection with the acquisition of its mineral property interests.

The Company is also obligated to make certain interest and cash payments, as described in Note 10, in connection with the acquisition of a controlling interest in FSR, subject to litigation.

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual pre-tax profit. The amount of the profit sharing bonus accrued as a component of cost of sales for the year ended December 31, 2008 is $nil (2007 - $112,611).

In May 2007, the Company entered into an office premises lease for a period of four years and eight months commencing August 1, 2007. The premises lease commits the Company to a net annual rental expense of $48,700 in 2007, $116,880 in 2008 through 2011, and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at December 31, 2008, the Company is committed to approximately $5.9 million relating to the La Encantada Project which is currently being constructed.

The Company is committed to making severance payments amounting to US$520,000 (2007- US$540,000) to four officers in the event that there is a change of control of the Company.

23. OTHER NON-CASH FINANCING AND INVESTING ACTIVITIES

	2008	2007
	$	$

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of warrants issued for the acquisition of La Encantada (Note 12)	-	333,443
Fair value of warrants issued upon conversion of special warrants	-	5,193,357
Fair value of warrants upon completion of public offering	2,737,000	-
Issuance of shares for First Silver Arrangement (Note 13)	9,009,660	7,865
Issuance of shares for acquisition of La Encantada	-	2,000,904
Transfer of contributed surplus to common shares for options exercised (Note 13)	363,990	1,104,250
Conversion of special warrants to common shares	-	29,221,643
Assets acquired by capital lease	1,621,135	1,733,078

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

24. SUBSEQUENT EVENTS

Subsequent to December 31, 2008:

(a)	On January 5, 2009, the Company issued 6,250 common shares at a price of $1.27 per share pursuant to the exercise of stock options.

(b)

On January 12, 2009, the Company executed two financing arrangements with an equipment vendor, committing the Company for a total of approximately US$2 million with terms of 36 monthly lease payments of US$38,420 consisting of principal plus 12.5% interest on outstanding balances and 12 monthly lease payments of US$34,600 consisting of principal only.

(c)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine, including the completion of a 3,500 tonne-per-day cyanidation plant, and the remainder for general working capital.

(d)

On March 13, 2009, the Company executed a restructuring agreement for the balance of US$2.9 million payable to an equipment lease vendor, committing the Company to make 24 monthly lease payments of approximately US$130,000 consisting of principal plus 9% interest on outstanding balances.

(e)	On March 20, 2009, 191,291 share purchase warrants exercisable at a price of $6.81 per share expired unexercised.